

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 22, 2010

<u>Via Facsimile 925-403-7967 and U.S. Mail</u>

Mr. Brent Donaldson
Series A (AQQ) Tender Investors, LLC
c/o Tender Investors Manager LLC
6114 La Salle Ave. #345
Oakland, CA 94611

> **Re:** **American Spectrum Realty, Inc.**
> **Schedule TO-T/A**
> **Filed June 15, 2010**
> **by Series A (AQQ) Tender Investors, LLC**
> **File No. 5-62281**

Dear Mr. Donaldson:

We have reviewed the above-captioned filings and have the following comments.

Schedule TO

1. Provide additional support for your assertion in response to comment 1 that none of the parties named in our prior comment are bidders in the tender offer. We note that the named persons and entities together control the bidder, are financing the transaction and may have had a significant role in initiating, structuring, or negotiating the offer. Revise your response to provide analysis supporting your position, or add each of the parties named in the comment as bidders.

2. We note your response to comment 2. While we agree that the bidder is not seeking to control the target in this instance, we do not see adequate disclosure concerning the ability of the bidder to pay for the securities sought in the tender offer. Please revise your Schedule TO-T to furnish the required financial information or state that there are sufficient liquid assets committed to fund the offer.

3. In the revised offer to purchase removing the language dealing with arbitration in response to comment 4, you are now asking shareholders to accept liability for attorney's fees and costs should you prevail in a legal action brought to resolve a dispute relating to the tender offer. Shareholders have a right to bring action against you under the federal securities laws in a court of law without risk of costs following judgment, and those rights cannot be waived by acceptance of your

tender offer. Revise to remove this provision from your document, or explain why you believe this is consistent with Section 29(a) of the Securities Exchange Act of 1934.

Offer to Purchase

4. We note your response to comment 5. Please explain why you believe that a delay of up to two weeks between the acceptance of the shares and payment for the shares constitutes "prompt payment."

Conflicts of Interest, page 8

5. Your response to comment 7 is unclear. Please revise your offer to purchase to clarify that any actions by the Depositary with respect to the shares other than those taken in its role as the administrator of the transaction may benefit the bidder, as the Depositary's affiliate, rather than the shareholders. Your references to illegal action are confusing.

Closing Comments

Please amend your Schedule TO in response to these comments. Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions